February 24, 2025

Ronen Zalayet
Chief Financial Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

        Re: Jeffs' Brands Ltd
            Registration Statement on Form F-3
            Filed February 18, 2025
            File No. 333-285030
Dear Ronen Zalayet:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Dr. Shachar Hadar